Genius Sports Limited

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

December 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Genius Sports Limited — Registration Statement on Form F-3 (File No. 333-268558)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) by Genius Sports Limited, a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey (the “Registrant”), on November 23, 2022 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully applies for the immediate withdrawal of the Registration Statement.

The Registrant has determined not to proceed with the proposed registration of the securities contemplated by the Registration Statement at this time. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registration Statement was never declared effective by the Commission and no securities of the Company have been offered or sold in connection with the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please contact the Company’s counsel, Ross M. Leff, P.C. of Kirkland & Ellis LLP at (212) 446-4947.

Sincerely,

GENIUS SPORTS LIMITED

/s/ Mark Locke
Name:	Mark Locke
Title:	Chief Executive Officer and Director

2